2005 Market Street Suite 2600 Philadelphia, PA 19103 T: 215.564.8000
Joel Corriero
Partner
jcorriero@stradley.com
215.564.8528

June 4, 2025

Via EDGAR Transmission
Daniel Greenspan
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Abacus FCF ETF Trust (the “Trust”) File Nos. 333-198603 and 811-22995

Dear Mr. Greenspan:

I am writing in response to comments you provided to me during a telephone conversation on May 29, 2025, to Post-Effective Amendment No. 87, Amendment No. 88, to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which was filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 (the “Securities Act”) on April 7, 2025, to reposition Abacus Tactical High Yield ETF, which previously allocated between high yield bond ETFs and intermediate U.S. Treasury ETFs, to a tactical intermediate core-plus bond strategy that employs a trend-following system. In connection with the repositioning, Abacus Tactical High Yield ETF will change its name to “Abacus Flexible Bond Leaders ETF.” We will respond in the form of a post-effective amendment filed pursuant to Rule 485(b) under the Securities Act prior to or upon the Amendment’s effectiveness. I have reproduced your comments below, followed by our responses.  Any capitalized terms which are not defined herein have the same meaning as in the Amendment.

General Comments

1.	COMMENT:	Please supplementally provide the new index methodology to the staff.

RESPONSE:	The index methodology has been provided supplementally to Mr. Greenspan via email.

Prospectus Comments

Fund Summary – Principal Investment Strategies

2.	COMMENT:	We note that the new name of the Fund will be changed to the “Abacus Flexible Bond Leaders ETF.” If the Fund’s corresponding policy pursuant to Rule 35d-1 under the 1940 Act (the “Names Rule”) is going to be to invest 80% of its assets in component securities of the Underlying Index, then the staff believes the name of the Fund should include the term “Index.” Alternatively, revise the Fund’s 80% policy to state that the Fund invests in the types of investments suggested by its name.

RESPONSE:
The Registrant notes that the Fund, which is an index fund, includes the same terms in its name that are included in its Underlying Index – “Flexible Bond Leaders.” Pursuant to the adopting release for Investment Company Names, Release No. 33-11238 (Sep. 20, 2023)

(“Names Rule Adopting Release”), the U.S. Securities and Exchange Commission (“SEC”) provided:

we are confirming that the terms in a market index referenced in an index fund’s name would not be subject to an 80% investment policy test that would be in addition to the fund’s policy to invest at least 80% of its assets in the index’s components required under the rule.

In addition, because the component securities of the Underlying Index are chosen from ETFs that provide exposure to the six bond categories described in the methodology, the Registrant believes that there is a “meaningful nexus” between the component securities of the Underlying Index and the Fund’s name, as suggested by the SEC in the Names Rule Adopting Release. Based on the foregoing, the Fund’s current 80% policy to invest in component securities of its Underlying Index complies with the Names Rule. Nonetheless, the Registrant will change the Fund’s 80% policy as requested, by including the below disclosure in the Prospectus, which will be effective 60 days after the effective date of the Amendment:

To pursue its investment objective, the Fund invests, under normal market circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in component securities of the Underlying Index (“80% Policy”). Effective August 5, 2025, the 80% Policy will be changed to the following: The Fund invests, under normal market circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in bonds and/or other instruments that provide exposure to, or have economic characteristics similar to, bonds.

3.	COMMENT:	The disclosure in the “Principal Investment Strategies” section provides, “[t]he Fund can use derivative instruments, including exchange-traded futures contracts, to gain exposure to component securities of the Underlying Index.” Please disclose with specificity how the methodology or Adviser determines when derivatives are utilized. Please also disclose whether such derivatives use may introduce leverage as a principal risk of the Fund.

RESPONSE:
The Registrant will revise the disclosure as follows:

The Fund can use derivative instruments, including exchange-traded futures contracts, to gain exposure to component securities of the Underlying Index, such as when derivatives present a more cost-effective alternative to investing directly in the component securities of the Underlying Index.

In addition, the Registrant does not anticipate leverage to be a principal risk of the Fund.

Fund Summary – Principal Risks

4.	COMMENT:	To the extent there is going to be a significant portfolio repositioning, please disclose that to shareholders as well as the impact such repositioning might have on shareholders.

RESPONSE:	The Registrant notes that shareholders were given notice of the portfolio repositioning, as well as the attendant risks, in the supplement filed on April 7, 2025. Nonetheless,

the Registrant will add similar disclosure to “Active and Frequent Trading Risk” included in the Prospectus.

* * *

Thank you for your comments.  Please feel free to contact me at 215-564-8528 or, in my absence, Fabio Battaglia at 215-564-8077, if you have any additional questions or comments.

Best regards,
/s/ Joel D Corriero
Joel D Corriero
Partner

cc:          Derin Cohen
Fei Xue
Fabio Battaglia